Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Earnings:
Pretax income	$86,036	66,578	$315,720	$266,622
Add fixed charges as adjusted (from below)	48,301	45,408	140,037	132,162
	$134,337	$111,986	$455,757	$398,784

Fixed charges:
Interest expense:
Corporate	$44,905	$41,291	$129,983	$121,129
Amortization of deferred financing costs	1,514	1,463	4,531	4,344
Portion of rent representative of interest	1,882	2,654	5,523	6,689
Fixed charges	$48,301	$45,408	$140,037	$132,162
Ratio (earnings divided by fixed charges)	2.78	2.47	3.25	3.02